

U.S. Securities and Exchange Commission
Division of Investment Management

March 22, 2024

VIA E-mail

Kenneth E. Young, Esq.
William J. Bielefeld, Esq.
Matthew Barsamian, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

      Re: KKR Enhanced US Direct Lending Fund-L; File No. 000-56639

Dear Messrs. Young, Bielefeld and Barsamian:

On February 22, 2024, you filed a registration statement on Form 10 on behalf of KKR Enhanced US Direct Lending Fund-L (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Fund is voluntarily registering shares of common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

LEGAL COMMENTS

General

1. We note that portions of the registration statement are incomplete. We may have additional comments when you complete them in a pre-effective amendment. We may

also have comments on your responses to our initial comment letter, or on the information supplied supplementally, or on exhibits added in any pre-effective amendments.

Pages 1- EXPLANATORY NOTE

2. Please add an additional bullet point towards the bottom of this page or on page two stating that "We intend to invest primarily in privately held companies for which very little public information exists. Such companies also could be more vulnerable to economic downturns and could experience substantial variations in operating results."

Page 6 – Private Offering of Common Shares

3. The second paragraph on this page refers to "Placement Agents (as defined below)." However, this term does not appear to be defined anywhere in the registration statement. Please define the term or revise it to appear in lower case, as appropriate.

Page 7 – Repurchases of Shares

4. The third full paragraph on this page notes that if the Fund's portfolio does not provide adequate liquidity to fund tender offers in cash, then the Fund may provide shareholders with a promissory note, "payment on which may be made in cash promptly after the expiration of the tender offer period (as extended)."
    a. Please revise the disclose that payment "may be made in cash promptly . . ." to state that payment "will be made in cash promptly . . . ." Please also disclose that "promptly" means that the Fund will make cash payment on the note within five business days after the expiration of the tender offer period.
    b. The staff is unclear as to the purpose of delivering to tendering shareholders such a debt obligation given that cash payment will be made so soon after the tender offer period's expiration and are concerned that this may confuse shareholders about their legal right to obtain prompt payment of the cash consideration in accordance with Rule 13e-4(f)(5). If the Fund nevertheless determines to retain this feature, please disclose the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law.

Page 8 – *Overview*

5. The third paragraph of this section indicates that the Fund may directly originate loans. With respect to such loans, please disclose:
    a. the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry;
    b. the underwriting standards for these loans;
    c. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

    d. if the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

Page 10 – *Sourcing Capabilities*

6. The final sentence of the first paragraph of this section states that "proprietary sourcing capabilities are further enhanced by KKR's strong and historic relationship with Wall Street." Please revise the disclosure to clarify more specifically what is meant by "Wall Street."

Page 12 – Investment Advisory Agreement

7. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

8. Please supplementally confirm that the Fund does not charge an incentive fee. If there is an incentive fee arrangement, please include details of the incentive compensation and include an example of how the calculations work.

Page 19 – *Affiliated Transactions*

9. The second sentence of this section states that "We have received the Co-Investment Exemptive Order from the SEC, which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions, including investments originated and directly negotiated by the Adviser, with our co-investment affiliates." Please define the term "Co-Investment Exemptive Order," and indicate when the order was issued.

Page 28 – Certain U.S. Federal Income Tax Considerations

10. The carryover paragraph at the beginning of this page discusses original issue discount ("OID") and payable-in-kind ("PIK") securities. With respect to such securities, please disclose in an appropriate location that:
    a. the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
    b. market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and
    c. PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Page 31 – Item 1A. Risk Factors

11. Please include, in an appropriate location, disclosure discussing the risk relating to costs of reporting under the Exchange Act.

Page 31 – Summary of Risk Factors

12. The staff notes that the risk factors listed in this section do not line up with the risk factors discussed in greater detail throughout the rest of Item 1A. Please revise the summary list so that it aligns with the risks disclosed later in this section.

Page 34 – *First Lien, Senior Secured Loans and Senior Secured Bonds Risk*

13. The first sentence of this section states that "Senior Loans hold the most senior position in the capital structure of a Borrower." The term "Borrower" does not appear to be defined and is capitalized inconsistently throughout the registration statement. Please revise as appropriate.

Page 35 – *Fixed-Income Instruments Risk*

14. The first paragraph of this section states that certain risks relating to fixed-income instruments "are more pronounced in the current market environment of historically low interest rates." Please update this disclosure in light of the current, higher interest rate environment.

Page 40 – *Swap Risk*

15. The final paragraph of this risk repeats the penultimate paragraph of this risk. Please delete one of these paragraphs as they are redundant.

Page 46 – *Risk of Non-Controlling Equity Investments . . . .*

16. The first paragraph of this risk indicates that the Fund may make non-controlling equity investments and investments in equity and equity-linked securities. Please revise the Fund's investment strategy disclosure to reflect such investments.

Page 51 – *Investment Funds Risk*

17. The first sentence of this section states that "The Fund may invest in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an exemption under Sections 3(c)(1) and 3(c) (7) of the 1940 Act." Please note that if the Fund plans to invest more than 15% of its net assets in such entities, the Fund should impose a minimum initial investment requirement of at least $25,000 (and restrict sales to

investors that, at a minimum, satisfy the accredited investor standard). While disclosure on page six indicates that the minimum initial investment in Common Shares of the Private Offering is $25,000, it goes on to state that Placement Agents affiliated with the Adviser "may elect to accept smaller investments in their discretion."

Page 57 – *Scope of the Fund's Investments May be Subject to Corporate-Level Income Tax*

18. The disclosure in this section indicates that the Fund may invest through taxable subsidiaries. If such subsidiaries (or any subsidiaries that the Fund intends to form or acquire) will be wholly owned or primarily controlled by the Fund and primarily engage in investment activities in securities or other assets, please disclose this. If not, please disclose that the Fund does not intend to wholly own or create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets. Note that for these purposes, a subsidiary is "primarily controlled" by the Fund if (a) the Fund controls the entity within the meaning of Section 2(a)(9) of the Investment Company Act of 1940 (the "1940 Act"); and (b) the Fund's control of the entity is greater than that of any other person.

19. With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Fund and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:
    a. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as it applies through Section 61) on an aggregate basis with such subsidiary so that the Fund treats the subsidiary's debt as its own for purposes of Section 18.
    b. Disclose that any investment adviser to such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and such subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may be combined.
    c. Disclose that each such subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Please also identify the custodian of the subsidiary.
    d. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.
    e. Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Fund. If not, please explain why not.
    f. Confirm in correspondence that each such subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which

> will be maintained in accordance with Section 31 (as it applies through Section 64) of the 1940 Act and the rules thereunder.
>
> g. For any subsidiaries that are foreign corporations, that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
>
> h. For any subsidiaries that the Fund will wholly own, the subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table. See Comment 7.

Page 73 – *Portfolio Manager*

20. The information included in this section regarding other accounts managed by the portfolio manager is provided as of June 30, 2023. Please provide this information as of a more recent date.

Page 79 – Common Shares

21. The penultimate sentence of the first paragraph of this section states that "When issued, in accordance with the terms thereof, the common shares will be fully paid and non-assessable." Please also disclose that such shares will be "validly issued."

Page 89 – Exhibits

22. If applicable, please provide a form of indemnification agreement as an exhibit to the registration statement.

ACCOUNTING COMMENTS

General

1. Please confirm in correspondence that Form N-54A will be filed as required. The staff notes that a Form N-54A is not on file as of the date of this correspondence.

2. Please confirm whether the Fund will utilize leverage during the first year of investment operations.

3. Please confirm whether the fees waived by the Adviser are subject to recoupment.

Page 12 and Page 75 – Investment Advisory Agreement

4. Please consider breaking out the final paragraph on page 12 and page 75 into bullet points to make it easier for the reader to follow.

Page 46 – *Risk of Non-Controlling Equity Investments; Investments in Equity Securities; Investments and Joint Ventures with Third Parties*

5. Please confirm whether the Fund will enter into any joint ventures in the first year of operations.

Page 77 – Investment Advisory Agreement

6. In discussing expenses that the Fund pays, please include an estimate of organizational and offering costs to be incurred. In addition, please include accounting policies related to the recording of these fees.

Page 89 – Item. 13. Financial Statements and Supplementary Data

7. Please furnish all financial statements and supplementary financial information required by Regulation S-X at least 15 days prior to the Form 10's effectiveness. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

* * * * * *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher Bellacicco

Attorney-Adviser

cc: Shandy Pumphrey, Accountant
        Ryan Sutcliffe, Branch Chief
        Christian T. Sandoe, Assistant Director